Exhibit 99.1
 Moderna’s Option Exchange Program Overview  October 2025  This communication is not an offer to exchange any options. The option exchange has not yet commenced, and there can be no assurance that it will be implemented even if it is approved by Moderna shareholders. Moderna will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. If Moderna commences the option exchange, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. The new option grant date and end of the tender offer period is subject to change. You should read these materials carefully when they become available, because they will contain important information about the option exchange. You will also be able to obtain the tender offer statement and other documents filed by Moderna with the SEC free of charge from the SEC’s website at www.sec.gov.

 Why is Moderna proposing a voluntary stock option exchange program?  2  Equity has always been a key part of how we recognize your contributions – giving you a direct ownership interest in Moderna’s success.  With this program, we’re reinvesting in you and making sure our rewards reflect the commitment and performance you bring every day.  You’ll have the chance to exchange eligible underwater stock options for fewer options, priced on the new grant date (anticipated to be Dec. 12, 2025).  Few companies take this step. We’re doing it because we value you, and we want our equity program to stay competitive and give you a renewed opportunity to share in Moderna’s future growth.  On the next few slides, we’ll walk through how the program works, so you can see the value this opportunity brings and decide if it’s right for you.  This program is contingent upon shareholder approval at a Special Meeting scheduled for Nov. 12, 2025.

 The Basics – Understanding Stock Options  3  What are Stock Options?  Stock Options are Long-Term Incentive awards that allow you to buy shares of Moderna stock at a fixed price that’s established when your award was granted to you. This fixed price is called the “grant price.”  What determines the value of Stock Options?  The value of your Stock Options is determined by comparing the current price of Moderna’s stock and the grant price.  Each Stock Option’s value is equal to any increase in Moderna’s stock price from the day it was granted to you.  If the current stock price is lower than your grant price, your options are “underwater” and don’t currently have value.  Illustrative Example:  If you have 1,000 options with a $150 grant price…  If Moderna’s stock price is $50, your options are “underwater”  If Moderna’s stock price is $100, your options are “underwater”  If Moderna’s stock price is $200, your options have value and are considered “in-the-money”  1,000 options x ($200 current price - $150 grant price) = $50,000

 Post-Exchange Vesting Requirements  Exchange Ratios  Eligibility  Key Design Features of the Stock Option Exchange Program  4  All employees with outstanding* stock options with grant prices ≥ $80.00 are eligible for this program.  Must be actively employed on the Dec. 12, 2025 (the anticipated new grant date) to be eligible  Employees who have been notified of a future termination date on or before Dec 12, 2025, are not eligible  Exchanges are made at the grant level. You must exchange your entire grant or none of it   Restricted Stock Units (RSUs) and shares purchased under the Employee Stock Purchase Plan (ESPP)are not eligible for exchange  Executive Committee members, our Board of Directors, advisors and consultants are not eligible  All exchanged options will be subject to additional vesting requirements upon exchange.  Options that were vested prior to exchange will have a new 2-year vest schedule  50% vest on the 1st anniversary of grant date (expected to be Dec 12, 2026)   Remaining 50% on the 2nd anniversary of grant date (expected to be Dec 12, 2027)  Options that were unvested prior to exchange will have their original remaining vesting dates extended by 1 year  12 months will be added to each of your remaining vesting date(s); the vesting cadence stays the same  Grant Price  Exchange Ratio  (old to new)  $80.00 - $99.99  2.0 to 1  $100.00 – $149.99  3.0 to 1  $150.00 – $199.99  4.0 to 1  $200.00 – $299.99  4.5 to 1  $300.00 & higher  5.0 to 1  The grant price of your original stock option award determines how many old options you’ll need to trade in for each new one.   Higher priced options require more to be traded in for each new one.  *Outstanding = vested & unexercised or unvested

 We designed this program with our shareholders and employees at the center – Built Responsibly, For You  Key Considerations  Shareholder Expectations  Because programs like this require shareholder approval, we were thoughtful in designing a program that aligns with shareholder standards and reflects best practices for responsible plan design.  For You  This program was designed For You — supporting our commitment to your long-term financial well-being.  We continue to invest in our talented people who work every day to deliver for our patients while balancing our commitment to fiscal discipline.  Market Practice  Our design factored in how other companies structured similar programs, ensuring our approach is competitive and in line with market norms.  5  Key Design Features  $80 Stock Price Threshold for Eligibility  The $80 grant price was set to focus the program on options that are meaningfully underwater.  Exchange Ratios  The deeper an option is underwater, the more of them you’ll need to exchange for each new, lower-priced option.  Additional Vesting Requirements  Additional vesting is expected from our shareholders and aligns with market practice.

 To help you understand how the program works, we are going to walk through an illustrative example  Our illustrative example is based on the following stock option grant details  The following slides explain…  How the exchange ratios work & how they were developed  What the additional vesting requirements are for any stock options selected to be exchanged  What a Break-Even Price is and how you can calculate it for each of your eligible option grants (i.e., the stock price at which your pre- and post-exchange options have the same value)  6  Stock Option Grant – Example*  Grant Date  Feb 28, 2023  Grant Price  $150.00  # of Vested & Outstanding Options  700  # of Unvested Options  300  Total # of Outstanding Stock Options  1,000  Vesting Schedule  Standard 4 Years  (25% on first anniversary of grant date; 6.25% for each quarter for next 3 years)  *Note: Numbers have been rounded to keep this example simple and easy to follow  This example is hypothetical only. The actual grant price will be based on Moderna’s closing price at the end of the exchange offer (expected to be Dec. 12, 2025). This is not a prediction or forecast of Moderna’s future stock price.

 1. Exchange Ratios  7  Pre-Exchange  Post-Exchange  Grant Date  Feb. 28, 2023  Dec. 12, 2025  Grant Price  $150.00  $25.00  # of Vested & Outstanding Options  700  175  # of Unvested Options  300  75  Total # of Outstanding Stock Options  1,000  250  Grant price of $150  Exchange Ratio of 4:1  This means: You must return 4 old options to receive 1 new option  For 1,000 outstanding options: You will get 250 new options (1,000 ÷ 4 = 250)  The deeper an option is underwater, the more of them you’ll need to exchange for each new, lower-priced option.  For simplicity, we grouped grant prices into ranges so all grants in the same price range get the same exchange ratio.  How were the exchange ratios determined?   Grant Price Range  Exchange Ratio  (old to new)  $80.00 - $99.99  2.0 to 1  $100.00 – $149.99  3.0 to 1  $150.00 – $199.99  4.0 to 1  $200.00 – $299.99  4.5 to 1  $300.00 & higher  5.0 to 1  This example is hypothetical only. The actual grant price will be based on Moderna’s closing price at the end of the exchange offer (expected to be Dec. 12, 2025). This is not a prediction or forecast of Moderna’s future stock price.

 2. Additional Vesting Requirements  8  Options that were vested as of the exchange date will vest over 2 years—specifically, 50% on the first anniversary of grant date & 50% on the second anniversary  Options that were unvested as of the exchange date will have their original remaining vesting dates extended by one (1) year  Original Vesting Dates  New Vesting Dates  # of Options  Feb. 28, 2026  Feb. 28, 2027  15  May 28, 2026  May 28, 2027  15  Aug. 28, 2026  Aug. 28, 2027  15  Nov. 28, 2026  Nov. 28, 2027  15  Feb. 28, 2027  Feb. 28, 2028  15  TOTAL  75  As a reminder, here are the pre & post exchange grant details:  Pre-Exchange  Post-Exchange  Grant Date  Feb 28, 2023  Dec 12, 2025  Grant Price  $150.00  $25.00  # of Vested & Outstanding Options  700  175  # of Unvested Options  300  75  Total # of Outstanding Stock Options  1,000  250  New Vesting Dates  # of Options  Dec. 12, 2026  88  Dec. 12, 2027  87  Total  175  This example is hypothetical only. The actual grant price will be based on Moderna’s closing price at the end of the exchange offer (expected to be Dec. 12, 2025). This is not a prediction or forecast of Moderna’s future stock price.

 3. Break-Even Price  9  Break-Even Price  Your pre-exchange and post-exchange options are worth the same – the see-saw is completely balanced  $192  If Moderna’s stock price is $100 (i.e., <$192)…the see-saw will tip to the left and the 250 post-exchange options are more valuable than the 1,000 pre-exchange options  If Moderna’s stock price is $250 (i.e., >$192)…the see-saw tips to the right and the 1,000 pre-exchange options are more valuable than the 250 post-exchange options  Post-Exchange Options  250 options x ($100 current price - $25 grant price) = $18,750  Pre-Exchange Options  1,000 options x ($250 current price - $150 grant price) = $100,000  Post-Exchange Options  250 options x ($250 current price - $25 grant price) = $56,250  Pre-Exchange Options  1,000 options x ($100 current price - $150 grant price) = $0   At this price – the options are “underwater” & have no value  To help you understand the Break-Even Price, think of a see-saw:  The break-even price is the balance point – where your pre-exchange options and your post-exchange options are worth the same.  If the stock price goes higher or lower than this point, the see-saw tips – and one choice becomes more valuable than the other.  Your perspective on Moderna’s future stock performance can help determine whether this program is right for some or all of your option grants.  If you believe the stock price will rise well above the breakeven, you may choose to keep your current/ pre-exchange options.  If you believe the stock price will stay below the breakeven, it may make sense to participate in the exchange.  This example is hypothetical only. The actual grant price will be based on Moderna’s closing price at the end of the exchange offer (expected to be Dec. 12, 2025). This is not a prediction or forecast of Moderna’s future stock price.  Reminder:  Based on the 4:1 exchange ratio, your 1,000 pre-exchange stock options will be exchanged for 250 new stock options (1,000 ÷ 4).

 Now we’ll do a live demo of the modeling tool — you’ll see how to explore scenarios and find your breakeven price for each eligible option.  10  START LIVE DEMO OF MODELING TOOL

 Making the decision that is right for you….  11  As you think about which, if any, of your outstanding stock option grants to exchange, here are some key things for you to consider:  Your Stock Option Values (Current vs. New)  Explore your eligible stock options with the modeling tool — see how your current and potential new options compare across different stock price scenarios.   Discover your break-even price — the point where both hold the same value — to help you make an informed choice.  Your Views on Moderna’s Future Stock Price Performance  Consider what you believe about Moderna’s future.   If the stock rises above your break-even price, your current options may be worth more — if it stays below, the new options could offer greater potential upside.  Your Financial Goals  Reflect on what matters most for you — your financial priorities, comfort with risk, and long-term goals.   Choose the path that best supports your future.  This program is completely voluntary!

 Key Dates & Resources  Key Dates (subject to change & to shareholder approval on Nov 12):  Special Shareholder Meeting & Vote on the Proposal: Wednesday, Nov. 12, 2025  Exchange Window Opens: Thursday, Nov. 13, 2025, at 9:00 AM EST   Personalized pre-exchange statements also available on the exchange site starting on this day  Exchange Window Closes: Friday, Dec. 12, 2025, at 3:59 PM EST  New Grant Date & Price for Exchanged Options: Friday, Dec. 12, 2025; closing stock price on this day  Exchanged Options Available in Fidelity for Review/ Acceptance: Monday, Jan. 19, 2026  Personalized post-exchange statements also available in Fidelity accounts on this day  Deadline to Accept Award(s) in Fidelity: Thursday, Mar. 12, 2026 (i.e., 90 days from grant date)  Resources to help you make the decision that is right for you:  Visit the myModerna site (go/optionexchange) for:  Brochure explaining how the program works with an illustrative example  Interactive GPT to answer your questions in real time  Modeling tool to explore scenarios and break-even prices for your eligible grants   Location-specific tax considerations   Contact information to talk with a Fidelity advisor/ representative for support  Links to register for live & interactive virtual “Ask Fidelity” sessions (Nov. & Dec. 2025 session dates)  Office Hours (Q&A only) hosted by the Equity Team in Nov & Dec (calendar invites coming soon!)  12

CEO Video Script (Approx. 2 minutes)

Hello Team. Stéphane here.
I want to take a moment to talk about something important: a step that reflects our deep belief in our team, and our shared future at Moderna.

With the support of our Executive Committee and Board of Directors, we are proposing a one-time stock option exchange program.
It’s a rare and meaningful opportunity, and one that we’re very excited to be pursuing.
At Moderna, equity is an important part of how we recognize your impact and share in the value we create together.

Over the past few years, many of the stock options we’ve granted are currently “underwater” — meaning their grant price is higher than our current stock price.
These options were meant to reward your incredible work, and to give you a stake in our success.

But today, they no longer provide the value we intended when we first granted them.

This one-time stock option exchange program, if approved by our shareholders, will change that.
It gives employees the chance to trade in eligible older options for fewer new ones —
priced at the market value on the new grant date.

That means your new options will once again have the potential to grow as Moderna grows.
This program is completely voluntary and was designed thoughtfully… to be fair, transparent, and forward-looking.

It supports our ongoing efforts to retain and motivate employees, and to help ensure our long-term equity program continues to reward your commitment and performance.

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You will find key dates, on-demand resources, and even a modeling tool on myModerna to help you make the decision that’s right for you.
In closing, I’m incredibly proud of what we’re building together.
Your talent, your resilience, and your belief in our mission are what make Moderna strong and enduring.

Together, we are continuing to deliver on the promise of mRNA for people around the world — and changing the future of medicine.

Thank you for all that you do, every day.

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